

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 6, 2008

Mr. Ken L. Kenworthy, Sr.
Chief Financial Officer
9400 North Broadway, Suite 600
Oklahoma City, OK 73114

Re: **GMX Resources, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2006
       File No. 0-32325

Dear. Mr. Kenworthy:

      We have completed our review of your filing and do not, at this time, have any further comments.

                        Sincerely,

                        Karl Hiller
                        Branch Chief